EXHIBIT 12

COMPUTATION OF RATIOS
(UNAUDITED)

             Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2013	2012	2011	2010	2009

Income (loss) from continuing operations before income taxes and
income from partially owned entities	$472,606	$(12,806)	$479,872	$629,417	$(14,924)
Fixed charges	543,713	534,875	549,058	566,956	643,793
Income distributions from partially owned entities	54,030	226,172	93,635	61,037	30,473
Capitalized interest	(42,303)	(16,801)	(1,197)	(864)	(17,256)
Preferred unit distributions	(1,158)	(9,936)	(16,853)	(18,192)	(19,658)

Earnings - Numerator	$1,026,888	$721,504	$1,104,515	$1,238,354	$622,428

Interest and debt expense	$483,190	$493,713	$519,157	$536,363	$595,800
Capitalized interest	42,303	16,801	1,197	864	17,256
1/3 of rental expense – interest factor	17,062	14,425	11,851	11,537	11,079
Preferred unit distributions	1,158	9,936	16,853	18,192	19,658
Fixed charges - Denominator	543,713	534,875	549,058	566,956	643,793
Preferred share dividends	82,807	76,937	65,531	55,534	57,076
Combined fixed charges and preference dividends - Denominator	$626,520	$611,812	$614,589	$622,490	$700,869

Ratio of earnings to fixed charges	1.89	1.35	2.01	2.18	0.97

Ratio of earnings to combined fixed charges and preference dividends	1.64	1.18	1.80	1.99	0.89

             Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and (v) preferred unit distributions of the Operating Partnership. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.